UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSRS

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.   Copies to:
Goldman, Sachs & Co.   Jeffrey A. Dalke, Esq.
One New York Plaza   Drinker Biddle & Reath LLP
New York, New York 10004   One Logan Square
                                                 18th and Cherry Streets
                                                 Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: DECEMBER 31

Date of reporting period: JUNE 30, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

ASSET ALLOCATION PORTFOLIOS

Semiannual Report June 30, 2003

Strategies designed to provide a

complete investment program in

a single investment and capitalize

on the benefits of asset allocation.



Goldman Sachs Asset Allocation Portfolios

- **GOLDMAN SACHS BALANCED STRATEGY PORTFOLIO**

- **GOLDMAN SACHS GROWTH AND INCOME STRATEGY PORTFOLIO**

- **GOLDMAN SACHS GROWTH STRATEGY PORTFOLIO**

- **GOLDMAN SACHS AGGRESSIVE GROWTH STRATEGY PORTFOLIO**

What Differentiates Goldman Sachs' Approach to Asset Allocation?

We believe that strong, consistent investment results through asset allocation are best achieved through teams of experts working together on a global scale:

■ **Goldman Sachs' Quantitative Strategies Team** determines the strategic and quarterly tactical asset allocations. The team is comprised of 41 professionals with significant academic and practitioner experience and currently manages more than $24.3 billion in assets for institutional, high net worth and individual investors.

■ **Goldman Sachs' Portfolio Management Teams** offer expert management of the mutual funds that are contained within each Asset Allocation Strategy. These same teams manage portfolios for institutional and high net worth investors.

EACH GOLDMAN SACHS ASSET ALLOCATION STRATEGY DELIVERS:

■ Comprehensive investment strategies for any life stage

■ Automatic diversification and risk management benefits

■ Forward-looking, quarterly tactical reallocation

■ Simplicity and efficiency

Goldman Sachs Asset Allocation Investment Process

| 1 | DETERMINE LONG-TERM STRATEGIC BENCHMARK ASSET ALLOCATIONS |

Quantitative Strategies Team

Each asset allocation portfolio represents a diversified global portfolio on the efficient frontier. The portfolios differ in their long-term objective, and therefore, their asset allocation mix. The long-term strategic asset allocation is the primary source of risk and the corresponding primary determinant of total return. It therefore represents an anchor, or neutral starting point, from which tactical asset allocation decisions are made.

| 2 | MAKE QUARTERLY GLOBAL TACTICAL ASSET ALLOCATION DECISIONS |

Quantitative Strategies Team

For each portfolio, the strategic asset allocation is combined with a measured amount of tactical risk. Changing market conditions create opportunities to capitalize on investing in different countries and asset classes relative to others over time. Within each strategy, we will shift assets away from the strategic allocation (over and underweighting certain asset classes and countries) to seek to benefit from changing conditions in global capital markets on a quarterly basis.

Using proprietary portfolio construction models to maintain each Portfolio's original risk/return profile over time, the team makes six active decisions based on its current outlook on global equity, fixed income and currency markets.

■ Asset class timing	Are U.S. stocks, U.S. bonds or cash more attractive?
■ Regional equity selection	Are U.S. or non-U.S. equities more attractive?
■ Regional bond selection	Are U.S. or non-U.S. bonds more attractive?
■ U.S. equity style timing	Are U.S. value or U.S. growth equities more attractive?
■ U.S. equity size timing	Are U.S. large cap or U.S. small cap equities more attractive?
■ Equity country selection	Which international countries are most attractive?

| 3 | MAKE SECURITY SELECTION DECISIONS |

Mutual Fund Portfolio Management Teams

Each portfolio is comprised of 6-11 underlying Goldman Sachs Funds managed by broad, deep portfolio management teams. In addition to global tactical asset allocation, we seek to generate excess returns through security selection *within* each underlying mutual fund. Whether in the equity or fixed income arenas, these portfolio management teams share a commitment to firsthand fundamental research and seek performance driven by successful security selection.

Asset Allocation Portfolios

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Asset Allocation Portfolios (individually, the "Portfolio," and collectively, the "Portfolios") for the six-month period ended June 30, 2003.

Asset Allocation

Overall, the various Portfolios invest their assets in a strategic mix of stocks, bonds, and cash equivalents. At the end of every June, we reset our strategic asset allocations to reflect current market expectations and to bring the total equity portion of the various Portfolios in-line with our long-term target weights. During the rest of the year, we allow these strategic targets to shift with their respective market returns but we continue to adjust our tactical allocations to reflect our views. Each quarter, the overall asset allocation is adjusted based on current market conditions and our economic and market forecasts. By reallocating the Portfolios on a quarterly basis, we seek to enhance performance over the long term.

Regional and Sector Preferences

■ **Asset Class Selection —** Among our asset class timing models, we considered stocks more attractive than bonds and small-cap stocks more attractive than large-cap stocks during the first quarter of 2003. Our models continued to favor a moderate timing overweight in domestic stocks over domestic bonds and stocks and bonds over cash. We were positive on stocks due to strong growth prospects and a favorable inflation environment. We were also bullish on small-cap stocks relative to their large-cap counterparts given supportive macroeconomic conditions, strong market momentum, and attractive relative valuations. During the first quarter, we were neutral on value stocks relative to growth stocks as strong momentum was offset by expensive relative valuations.

For the second quarter of 2003, our quantitative models continued to favor a modest timing overweight in domestic stocks over domestic bonds, albeit at a more moderate level relative to the first quarter. We remained positive on stocks due to strong growth prospects and a favorable inflation environment. Given poor momentum, less attractive relative valuations, and a tepid macroeconomic environment, we became slightly negative on value stocks relative to growth stocks during the second quarter. We also had a neutral view on small- versus large-cap stocks as attractive valuations were offset by poor market momentum.

■ **Equities —** We began 2003 favoring domestic equities over international equities primarily as a result of strong short-term momentum in the United States. Moreover, we expected to see the strengthening of the U.S. dollar versus the currencies of some of the larger global equity markets, including the Euro, Swiss franc and Japanese yen.

Among international equity markets, we were most favorable on Asia and particularly on Japan, Hong Kong, and Singapore, given attractive valuations, strong momentum, and—in the case of Japan—supportive macroeconomic conditions. European equities appeared less attractive due to poor short-term momentum and expensive long-term valuations.

During the second quarter of 2003, we continued to favor U.S. equities over their international counterparts, given good short-term momentum and supportive macroeconomic conditions in the United States. Among international equity markets, Asia and particularly Hong Kong and Japan remained among our favorite regions globally given attractive valuations, strong momentum, and supportive macroeconomic conditions. European equities continued to appear less attractive due to poor short-term momentum and less supportive macroeconomic conditions.

■ **Fixed Income** — Throughout the reporting period, we remained bullish on domestic fixed income relative to international fixed income securities. The United States was among our favorite bond markets globally as a result of high risk premiums and moderate long-term value. Continental Europe also appeared attractive given good long-term value, high risk premiums, and strong momentum. We were negative on the UK given expensive valuations, low risk premiums, and less supportive macroeconomic conditions. Japan was among our least favorite bond markets globally as it ranked unfavorably across our valuation, macroeconomic, and risk premium factors.

Performance

The performance of the Portfolios is driven primarily by three factors: 1) strategic asset allocation policy, 2) underlying fund performance, and 3) asset allocation decisions.

STRATEGIC ALLOCATIONS RETURN

On an absolute basis, the asset allocation profiles were up for the first six months of 2003, driven primarily by strong returns in domestic and international equity markets during the second quarter. In general, the profiles generated positive returns proportional to their equity market exposure.

UNDERLYING FUND EXCESS RETURN

The second component of Portfolio performance is the contribution from the Underlying Funds. Overall, Underlying Fund security selection was negative for the first half of 2003. Underlying domestic and international equity funds generally underperformed their benchmarks for the period while underlying fixed income funds generally outperformed with the exception of the High Yield Fund. The net result of security selection was a negative contribution proportional to the profiles' equity exposure.

ASSET ALLOCATION DECISIONS RETURN

The final component of Portfolio performance is derived from the Global Tactical Asset Allocation (GTAA) strategy. With the exception of the Aggressive Growth Strategy Portfolio, in which we are unable to implement our stocks versus bonds decision given its 100% equity allocation, our asset allocation decisions were flat to modestly positive for the first half of 2003.

During the first quarter, while the profiles were hurt by our overweight in U.S. stocks over U.S. bonds, they benefited from our overweight in U.S. equity relative to international equity, as U.S. stocks outperformed their international counterparts. In addition, the profiles were buoyed by our overweight in U.S. fixed income as domestic bond markets modestly outperformed international bond markets during the first quarter 2003. During the second quarter, while the profiles benefited from our overweight in U.S. equity over U.S. bonds as well as country selection within the CORE[SM] International Equity Fund, they were hurt by our overweight in U.S. equity relative to international equity and our overweight in U.S. fixed income relative to international bond markets.

■ **Goldman Sachs Balanced Strategy Portfolio** — During the six-month period ended June 30, 2003, the Portfolio's Class A, B, C, Institutional and Service Shares generated cumulative total returns of 5.40%, 4.90%, 5.03%, 5.48% and 5.33%, respectively.

■ **Goldman Sachs Growth and Income Strategy Portfolio** — During the six-month period ended June 30, 2003, the Portfolio's Class A, B, C, Institutional and Service Shares generated cumulative total returns of 8.65%, 8.14%, 8.29%, 8.85% and 8.62%, respectively.

■ **Goldman Sachs Growth Strategy Portfolio** — During the six-month period ended June 30, 2003, the Portfolio's Class A, B, C, Institutional and Service Shares generated cumulative total returns of 9.86%, 9.33%, 9.34%, 9.99% and 9.77%, respectively.

■ **Goldman Sachs Aggressive Growth Strategy Portfolio** — During the six-month period ended June 30, 2003, the Portfolio's Class A, B, C, Institutional and Service Shares generated cumulative total returns of 10.75%, 10.41%, 10.28%, 10.94% and 10.81%, respectively.

We hope this summary has been helpful to you in your understanding of how we manage the Portfolios. We thank you for the confidence you have placed in us and we look forward to your continued support.

Goldman Sachs Quantitative Strategies Group

July 14, 2003

Balanced Strategy

as of June 30, 2003

Assets Under Management

$100.3 Million

NASDAQ SYMBOLS

Class A Shares

GIPAX

Class B Shares

GIPBX

Class C Shares

GIPCX

Institutional Shares

GIPIX

Service Shares

GIPSX

PERFORMANCE REVIEW

January 1, 2003–June 30, 2003	Portfolio Total Return (based on NAV)[1]
Class A	5.40%
Class B	4.90
Class C	5.03
Institutional	5.48
Service	5.33

[1] The net asset value (NAV) represents the net assets of the class of the Portfolio (ex-dividend) divided by the total number of shares of the class outstanding. The Portfolio's performance assumes the reinvestment of dividends and other distributions. The Portfolio's performance does not reflect the deduction of any applicable sales charges.

STANDARDIZED TOTAL RETURNS[2]

For the period ending June 30, 2003	Class A	Class B	Class C	Institutional	Service
One Year	-4.64%	-4.90%	-0.89%	1.25%	0.86%
Five Years	0.68	0.64	1.08	2.22	1.74
Since Inception (1/2/98)	1.60	1.70	1.91	3.06	2.56

[2] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

The Goldman Sachs Balanced Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of U.S. government securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock and real estate investments.

COMPOSITION[3]

For the investor seeking current income and long-term capital appreciation. Approximately half of the Portfolio is invested in domestic fixed income funds which seek to provide income, with the remaining balance in domestic and international stock funds and an allocation to a global bond fund. The balance in equities is intended to add diversification and may enhance returns, but will also add some volatility to the Portfolio.

STRATEGIC MODEL PORTFOLIO WEIGHTINGS



- 52.7% Short Duration Government Fund
- 3.5% High Yield Fund
- 10.7% Global Income Fund
- 7.1% CORE[SM] Large Cap Value Fund
- 7.5% CORE[SM] Large Cap Growth Fund
- 2.0% CORE[SM] Small Cap Equity Fund
- 14.3% CORE[SM] International Equity Fund
- 2.2% Real Estate Securities Fund

TACTICAL FUND WEIGHTINGS (Changes quarterly)



- 60.3% Short Duration Government Fund
- 4.0% High Yield Fund
- 0.7% Global Income Fund
- 7.5% CORE[SM] Large Cap Value Fund
- 9.9% CORE[SM] Large Cap Growth Fund
- 2.4% CORE[SM] Small Cap Equity Fund
- 12.4% CORE[SM] International Equity Fund
- 2.9% Real Estate Securities Fund

[3] As of 4/1/03. Actual Fund weightings in the Asset Allocation Portfolios may differ slightly from the figures shown above due to rounding, differences in returns of the Underlying Funds, or both. The above figures are not indicative of future allocations.

Growth and Income Strategy

as of June 30, 2003

Assets Under Management

$241.6 Million

NASDAQ SYMBOLS

Class A Shares

GOIAX

Class B Shares

GOIBX

Class C Shares

GOICX

Institutional Shares

GOIIX

Service Shares

GOISX

PERFORMANCE REVIEW

January 1, 2003–June 30, 2003	Portfolio Total Return (based on NAV)[1]
Class A	8.65%
Class B	8.14
Class C	8.29
Institutional	8.85
Service	8.62

[1] The net asset value (NAV) represents the net assets of the class of the Portfolio (ex-dividend) divided by the total number of shares of the class outstanding. The Portfolio's performance assumes the reinvestment of dividends and other distributions. The Portfolio's performance does not reflect the deduction of any applicable sales charges.

STANDARDIZED TOTAL RETURNS[2]

For the period ending June 30, 2003	Class A	Class B	Class C	Institutional	Service
One Year	-4.47%	-4.72%	-0.67%	1.47%	0.98%
Five Years	-0.95	-1.00	-0.58	0.59	0.08
Since Inception (1/2/98)	0.48	0.57	0.76	1.92	1.41

[2] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

The Goldman Sachs Growth and Income Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments, including the possibility that small cap stocks will be more difficult to sell during down markets.

COMPOSITION[3]

For the investor who seeks long-term capital appreciation and current income. Under normal circumstances, assets are allocated approximately 40% among fixed income funds, which are intended to provide the income component, and approximately 60% among equity funds, which are intended to provide the capital appreciation component.

STRATEGIC MODEL PORTFOLIO WEIGHTINGS



- 2.8% Short Duration Government Fund
- 18.3% Core Fixed Income Fund
- 4.8% High Yield Fund
- 22.3% Global Income Fund
- 10.8% CORE℠ Large Cap Value Fund
- 11.4% CORE℠ Large Cap Growth Fund
- 2.5% CORE℠ Small Cap Equity Fund
- 18.9% CORE℠ International Equity Fund
- 3.7% Emerging Markets Equity Fund
- 2.3% Real Estate Securities Fund
- 2.1% International Growth Opportunities Fund

TACTICAL FUND WEIGHTINGS (Changes quarterly)



- 2.8% Short Duration Government Fund
- 25.2% Core Fixed Income Fund
- 6.1% High Yield Fund
- 12.6% Global Income Fund
- 11.7% CORE℠ Large Cap Value Fund
- 15.4% CORE℠ Large Cap Growth Fund
- 3.0% CORE℠ Small Cap Equity Fund
- 15.1% CORE℠ International Equity Fund
- 3.4% Emerging Markets Equity Fund
- 3.3% Real Estate Securities Fund
- 1.4% International Growth Opportunities Fund

[3] As of 4/1/03. Actual Fund weightings in the Asset Allocation Portfolios may differ slightly from the figures shown above due to rounding, differences in returns of the Underlying Funds, or both. The above figures are not indicative of future allocations.

Growth Strategy

as of June 30, 2003

Assets Under Management

$182.1 Million

NASDAQ SYMBOLS

Class A Shares

GGSAX

Class B Shares

GGSBX

Class C Shares

GGSCX

Institutional Shares

GGSIX

Service Shares

GGSSX

PERFORMANCE REVIEW

January 1, 2003–June 30, 2003	Portfolio Total Return (based on NAV)[1]
Class A	9.86%
Class B	9.33
Class C	9.34
Institutional	9.99
Service	9.77

[1] The net asset value (NAV) represents the net assets of the class of the Portfolio (ex-dividend) divided by the total number of shares of the class outstanding. The Portfolio's performance assumes the reinvestment of dividends and other distributions. The Portfolio's performance does not reflect the deduction of any applicable sales charges.

STANDARDIZED TOTAL RETURNS[2]

For the period ending June 30, 2003	Class A	Class B	Class C	Institutional	Service
One Year	-7.22%	-7.42%	-3.56%	-1.40%	-1.88%
Five Years	-3.15	-3.17	-2.80	-1.64	-2.15
Since Inception (1/2/98)	-1.48	-1.38	-1.20	-0.08	-0.58

[2] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

The Goldman Sachs Growth Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments, including the possibility that small cap stocks will be more difficult to sell during down markets.

COMPOSITION[3]

For the investor seeking long-term capital appreciation and, secondarily, current income. Approximately 80% of the assets are allocated among equity funds, with a blend of domestic large-cap, small-cap and international exposure to seek capital appreciation. The bond fund allocation is intended to provide diversification.

STRATEGIC MODEL PORTFOLIO WEIGHTINGS



- 8.9% Core Fixed Income Fund
- 3.9% High Yield Fund
- 13.3% Global Income Fund
- 16.3% CORE℠ Large Cap Value Fund
- 17.2% CORE℠ Large Cap Growth Fund
- 3.5% CORE℠ Small Cap Equity Fund
- 26.5% CORE℠ International Equity Fund
- 4.5% Emerging Markets Equity Fund
- 2.4% Real Estate Securities Fund
- 3.6% International Growth Opportunities Fund

TACTICAL FUND WEIGHTINGS (Changes quarterly)



- 17.0% Core Fixed Income Fund
- 5.3% High Yield Fund
- 2.1% Global Income Fund
- 16.3% CORE℠ Large Cap Value Fund
- 21.3% CORE℠ Large Cap Growth Fund
- 4.0% CORE℠ Small Cap Equity Fund
- 22.4% CORE℠ International Equity Fund
- 4.8% Emerging Markets Equity Fund
- 3.9% Real Estate Securities Fund
- 2.8% International Growth Opportunities Fund

[3] As of 4/1/03. Actual Fund weightings in the Asset Allocation Portfolios may differ slightly from the figures shown above due to rounding, differences in returns of the Underlying Funds, or both. The above figures are not indicative of future allocations.

Aggressive Growth Strategy

as of June 30, 2003

Assets Under Management

$92.9 Million

NASDAQ SYMBOLS

Class A Shares

GAPAX

Class B Shares

GAPBX

Class C Shares

GAXCX

Institutional Shares

GAPIX

Service Shares

GAPSX

PERFORMANCE REVIEW

January 1, 2003–June 30, 2003	Portfolio Total Return (based on NAV)[1]
Class A	10.75%
Class B	10.41
Class C	10.28
Institutional	10.94
Service	10.81

[1] The net asset value (NAV) represents the net assets of the class of the Portfolio (ex-dividend) divided by the total number of shares of the class outstanding. The Portfolio's performance assumes the reinvestment of dividends and other distributions. The Portfolio's performance does not reflect the deduction of any applicable sales charges.

STANDARDIZED TOTAL RETURNS[2]

For the period ending June 30, 2003	Class A	Class B	Class C	Institutional	Service
One Year	-9.24%	-9.43%	-5.62%	-3.58%	-3.95%
Five Years	-4.41	-4.44	-4.03	-2.95	-3.41
Since Inception (1/2/98)	-2.73	-2.61	-2.42	-1.39	-1.81

[2] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

The Goldman Sachs Aggressive Growth Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments including the possibility that small-cap stocks will be more difficult to sell during down markets.

COMPOSITION[3]

For the investor seeking long-term capital appreciation. Under normal circumstances, all assets are allocated among equity funds with a greater focus on small-cap and international investments relative to the other Portfolios.

STRATEGIC MODEL PORTFOLIO WEIGHTINGS



- 23.1% CORE[SM] Large Cap Value Fund
- 24.4% CORE[SM] Large Cap Growth Fund
- 4.8% CORE[SM] Small Cap Equity Fund
- 33.3% CORE[SM] International Equity Fund
- 7.0% Emerging Markets Equity Fund
- 2.6% Real Estate Securities Fund
- 4.8% International Growth Opportunities Fund

TACTICAL FUND WEIGHTINGS
(Changes quarterly)



- 22.6% CORE[SM] Large Cap Value Fund
- 27.9% CORE[SM] Large Cap Growth Fund
- 5.1% CORE[SM] Small Cap Equity Fund
- 28.5% CORE[SM] International Equity Fund
- 7.6% Emerging Markets Equity Fund
- 4.4% Real Estate Securities Fund
- 3.8% International Growth Opportunities Fund

[3] As of 4/1/03. Actual Fund weightings in the Asset Allocation Portfolios may differ slightly from the figures shown above due to rounding, differences in returns of the Underlying Funds, or both. The above figures are not indicative of future allocations.

Statements of Investments

June 30, 2003 (Unaudited)

GOLDMAN SACHS
BALANCED STRATEGY PORTFOLIO

Shares	Description	Value
Mutual Funds (Institutional Shares) – 100.4%		
Equity – 45.0%		
1,570,662	Goldman Sachs CORE Large Cap Value Fund – 14.3%	$ 14,293,020
1,881,557	Goldman Sachs CORE International Equity Fund – 13.9%	13,923,523
846,875	Goldman Sachs CORE Large Cap Growth Fund – 8.4%	8,451,809
510,140	Goldman Sachs CORE Small Cap Equity Fund – 5.4%	5,453,397
251,394	Goldman Sachs Real Estate Securities Fund – 3.0%	2,971,482
		$ 45,093,231
Fixed Income – 55.4%		
4,653,971	Goldman Sachs Short Duration Government Fund – 46.7%	$ 46,865,489
610,982	Goldman Sachs High Yield Fund – 4.6%	4,625,133
274,849	Goldman Sachs Global Income Fund – 4.1%	4,092,496
		$ 55,583,118
TOTAL INVESTMENTS		
(Cost $99,116,842)		$100,676,349

GOLDMAN SACHS
GROWTH AND INCOME STRATEGY PORTFOLIO

Shares	Description	Value
Mutual Funds (Institutional Shares) – 100.1%		
Equity – 65.3%		
5,289,992	Goldman Sachs CORE Large Cap Value Fund – 19.9%	$ 48,138,923
5,845,308	Goldman Sachs CORE International Equity Fund – 17.9%	43,255,279
3,453,678	Goldman Sachs CORE Large Cap Growth Fund – 14.3%	34,467,709
1,393,166	Goldman Sachs CORE Small Cap Equity Fund – 6.2%	14,892,945
1,205,233	Goldman Sachs Emerging Markets Equity Fund – 4.1%	9,846,752
604,565	Goldman Sachs Real Estate Securities Fund – 2.9%	7,145,957
4,421	Goldman Sachs International Growth Opportunities Fund – 0.0%	38,644
		$157,786,209
Fixed Income – 34.8%		
4,518,195	Goldman Sachs Core Fixed Income Fund – 19.7%	$ 47,666,961
1,612,263	Goldman Sachs Global Income Fund – 10.0%	24,006,601
836,811	Goldman Sachs High Yield Fund – 2.6%	6,334,661
604,194	Goldman Sachs Short Duration Government Fund – 2.5%	6,084,236
		$ 84,092,459
TOTAL INVESTMENTS		
(Cost $241,802,820)		$241,878,668

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

For information on the Underlying Mutual Funds, please call our toll free Shareholder Services Line at 1-800-526-7384 or visit us on the web at www.gs.com/funds.

Statements of Investments (continued)

June 30, 2003 (Unaudited)

GOLDMAN SACHS
GROWTH STRATEGY PORTFOLIO

Shares	Description	Value
Mutual Funds (Institutional Shares) – 100.3%		
Equity – 85.7%		
6,286,056	Goldman Sachs CORE International Equity Fund – 25.6%	$ 46,516,817
4,989,380	Goldman Sachs CORE Large Cap Value Fund – 24.9%	45,403,362
3,542,137	Goldman Sachs CORE Large Cap Growth Fund – 19.4%	35,350,524
1,216,148	Goldman Sachs CORE Small Cap Equity Fund – 7.1%	13,000,617
1,266,382	Goldman Sachs Emerging Markets Equity Fund – 5.7%	10,346,342
455,134	Goldman Sachs Real Estate Securities Fund – 3.0%	5,379,681
5,632	Goldman Sachs International Growth Opportunities Fund – 0.0%	49,225
		$156,046,568
Fixed Income – 14.6%		
2,064,625	Goldman Sachs Core Fixed Income Fund – 12.0%	$ 21,781,797
629,222	Goldman Sachs High Yield Fund – 2.6%	4,763,210
2,473	Goldman Sachs Global Income Fund – 0.0%	36,829
		$ 26,581,836
TOTAL MUTUAL FUNDS (INSTITUTIONAL SHARES)		
(Cost $188,856,919)		$182,628,404

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.2%			
Joint Repurchase Agreement Account II^			
$ 400,000	1.25%	07/01/2003	$ 400,000
Maturity Value: $400,014			
TOTAL REPURCHASE AGREEMENT			
(Cost $400,000)			$ 400,000
TOTAL INVESTMENTS			
(Cost $189,256,919)			$183,028,404

GOLDMAN SACHS
AGGRESSIVE GROWTH STRATEGY PORTFOLIO

Shares	Description	Value
Mutual Funds (Institutional Shares) – 100.0%		
Equity – 100.0%		
3,840,618	Goldman Sachs CORE International Equity Fund – 30.6%	$ 28,420,570
2,845,081	Goldman Sachs CORE Large Cap Value Fund – 27.9%	25,890,238
2,094,760	Goldman Sachs CORE Large Cap Growth Fund – 22.5%	20,905,701
767,138	Goldman Sachs CORE Small Cap Equity Fund – 8.8%	8,200,706
879,628	Goldman Sachs Emerging Markets Equity Fund – 7.7%	7,186,563
191,285	Goldman Sachs Real Estate Securities Fund – 2.4%	2,260,989
4,578	Goldman Sachs International Growth Opportunities Fund – 0.1%	40,010
		$ 92,904,777
TOTAL INVESTMENTS		
(Cost $96,626,086)		$ 92,904,777

^ Joint repurchase agreement was entered into on June 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

For information on the Underlying Mutual Funds, please call our toll free Shareholder Services Line at 1-800-526-7384 or visit us on the web at www.gs.com/funds.

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

June 30, 2003 (Unaudited)

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
Assets:				
Investment in securities, at value (identified cost $99,116,842, $241,802,820, $189,256,919 and $96,626,086, respectively)	$100,676,349	$241,878,668	$183,028,404	$ 92,904,777
Cash	—	—	89,834	—
Receivables:				
Investment securities sold	12,442,234	29,683,958	25,230,000	10,530,558
Dividends and interest	276,439	646,757	371,018	122,640
Fund shares sold	299,203	432,491	255,377	210,860
Reimbursement from adviser	18,217	17,309	17,757	17,975
Other assets	550	1,335	1,024	565
Total assets	113,712,992	272,660,518	208,993,414	103,787,375
Liabilities:				
Due to Custodian	74,234	108,498	—	29,558
Payables:				
Investment securities purchased	12,644,634	30,160,585	26,090,892	10,623,640
Fund shares repurchased	551,113	563,782	518,821	108,383
Amounts owed to affiliates	60,808	190,973	150,137	72,003
Accrued expenses	82,330	73,667	83,689	85,194
Total liabilities	13,413,119	31,097,505	26,843,539	10,918,778
Net Assets:				
Paid-in capital	108,993,773	286,650,230	231,359,904	120,436,510
Accumulated undistributed (distributions in excess of) net investment income (loss)	(6,600)	(15,871)	612,931	(122,007)
Accumulated net realized loss on investment transactions	(10,246,807)	(45,147,194)	(43,594,445)	(23,724,597)
Net unrealized gain (loss) on investments	1,559,507	75,848	(6,228,515)	(3,721,309)
NET ASSETS	$100,299,873	$241,563,013	$182,149,875	$ 92,868,597
Net asset value, offering and redemption price per share:[(a)]				
Class A	$ 9.20	$ 9.02	$ 8.70	$ 8.55
Class B	$ 9.20	$ 9.01	$ 8.68	$ 8.39
Class C	$ 9.21	$ 9.00	$ 8.67	$ 8.38
Institutional	$ 9.20	$ 9.04	$ 8.71	$ 8.63
Service	$ 9.21	$ 9.00	$ 8.66	$ 8.51
Shares outstanding:				
Class A	3,180,608	12,470,826	8,772,882	5,064,403
Class B	2,448,356	7,408,332	6,661,051	2,541,661
Class C	1,577,598	6,095,585	5,023,877	2,863,064
Institutional	3,521,083	633,162	382,416	475,109
Service	174,472	193,307	126,601	16,694
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	10,902,117	26,801,212	20,966,827	10,960,931

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Balanced Strategy, Growth and Income Strategy, Growth Strategy and Aggressive Growth Strategy Portfolios is $9.74, $9.54, $9.21 and $9.05, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statements of Operations

For the Six Months Ended June 30, 2003 (Unaudited)

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
Investment income:				
Income distributions from Underlying Funds	$ 1,325,233	$ 2,986,810	$ 1,407,683	$ 250,635
Interest	377	241	345	85
Total income	1,325,610	2,987,051	1,408,028	250,720
Expenses:				
Management fees	160,851	395,736	294,774	148,811
Distribution and Service fees[a]	208,896	702,629	558,079	255,658
Transfer Agent fees[a]	64,401	209,547	156,831	77,794
Custodian and Accounting fees	24,419	24,681	23,552	24,090
Registration fees	30,044	37,116	33,091	27,129
Professional fees	18,214	18,214	18,215	18,183
Printing fees	21,367	10,057	19,497	23,237
Trustee fees	6,710	6,710	6,710	6,710
Service Share fees	3,836	4,052	2,382	317
Other	19,092	21,099	21,514	20,197
Total expenses	557,830	1,429,841	1,134,645	602,126
Less — expense reductions	(208,170)	(336,616)	(284,223)	(199,979)
Net expenses	349,660	1,093,225	850,422	402,147
NET INVESTMENT INCOME (LOSS)	975,950	1,893,826	557,606	(151,427)
Realized and unrealized gain (loss):				
Net realized loss from investment transactions	(1,610,606)	(8,341,660)	(9,327,836)	(5,665,377)
Net change in unrealized gain (loss) on investments	5,619,116	25,216,532	24,623,474	14,687,945
Net realized and unrealized gain	4,008,510	16,874,872	15,295,638	9,022,568
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 4,984,460	$ 18,768,698	$ 15,853,244	$ 8,871,141

(a) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Portfolio	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Balanced Strategy	$ 32,630	$108,470	$ 67,796	$24,799	$20,609	$12,881	$5,805	$307
Growth and Income Strategy	130,946	318,060	253,623	99,519	60,432	48,188	1,084	324
Growth Strategy	87,623	271,100	199,356	66,594	51,509	37,878	660	190
Aggressive Growth Strategy	49,864	99,723	106,071	37,897	18,947	20,153	772	25

Statements of Changes in Net Assets

For the Six Months Ended June 30, 2003 (Unaudited)

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
From operations:				
Net investment income (loss)	$ 975,950	$ 1,893,826	$ 557,606	$ (151,427)
Net realized loss from investment transactions	(1,610,606)	(8,341,660)	(9,327,836)	(5,665,377)
Net change in unrealized gain (loss) on investments	5,619,116	25,216,532	24,623,474	14,687,945
Net increase in net assets resulting from operations	4,984,460	18,768,698	15,853,244	8,871,141
Distributions to shareholders:				
From net investment income				
Class A Shares	(312,978)	(1,122,534)	—	—
Class B Shares	(172,848)	(439,216)	—	—
Class C Shares	(112,488)	(368,231)	—	—
Institutional Shares	(405,219)	(67,949)	—	—
Service Shares	(17,102)	(16,908)	—	—
Total distributions to shareholders	(1,020,635)	(2,014,838)	—	—
From share transactions:				
Net proceeds from sales of shares	16,216,131	25,173,707	24,440,491	11,529,572
Reinvestment of dividends and distributions	951,472	1,872,603	—	—
Cost of shares repurchased	(9,873,112)	(31,698,297)	(31,418,565)	(12,677,148)
Net increase (decrease) in net assets resulting from share transactions	7,294,491	(4,651,987)	(6,978,074)	(1,147,576)
TOTAL INCREASE	11,258,316	12,101,873	8,875,170	7,723,565
Net assets:				
Beginning of period	89,041,557	229,461,140	173,274,705	85,145,032
End of period	$100,299,873	$241,563,013	$182,149,875	$ 92,868,597
Accumulated undistributed (distributions in excess of) net investment income (loss)	$ (6,600)	$ (15,871)	$ 612,931	$ (122,007)

Statements of Changes in Net Assets

For the Year Ended December 31, 2002

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
From operations:				
Net investment income (loss)	$ 2,203,442	$ 4,575,819	$ 1,680,174	$ (153,417)
Net realized loss from investment transactions	(4,147,880)	(19,261,160)	(19,415,834)	(8,880,280)
Net change in unrealized gain (loss) on investments	(1,925,301)	(8,599,967)	(12,592,519)	(8,317,533)
Net decrease in net assets resulting from operations	(3,869,739)	(23,285,308)	(30,328,179)	(17,351,230)
Distributions to shareholders:				
From net investment income				
Class A Shares	(687,185)	(2,640,063)	(1,074,857)	—
Class B Shares	(443,080)	(1,136,586)	(334,279)	—
Class C Shares	(272,323)	(839,635)	(271,897)	—
Institutional Shares	(775,783)	(129,249)	(69,027)	—
Service Shares	(32,644)	(37,032)	(13,820)	—
Total distributions to shareholders	(2,211,015)	(4,782,565)	(1,763,880)	—
From share transactions:				
Net proceeds from sales of shares	45,890,908	60,059,293	33,887,240	23,773,536
Reinvestment of dividends and distributions	2,020,143	4,351,253	1,588,213	—
Cost of shares repurchased	(34,500,060)	(100,098,348)	(66,249,593)	(32,901,605)
Net increase (decrease) in net assets resulting from share transactions	13,410,991	(35,687,802)	(30,774,140)	(9,128,069)
TOTAL INCREASE (DECREASE)	7,330,237	(63,755,675)	(62,866,199)	(26,479,299)
Net assets:				
Beginning of year	81,711,320	293,216,815	236,140,904	111,624,331
End of year	$89,041,557	$229,461,140	$173,274,705	$ 85,145,032
Accumulated undistributed net investment income	$ 38,085	$ 105,141	$ 55,325	$ 29,420

Notes to Financial Statements

June 30, 2003 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes Goldman Sachs Balanced Strategy Portfolio (''Balanced Strategy''), Goldman Sachs Growth and Income Strategy Portfolio (''Growth and Income Strategy''), Goldman Sachs Growth Strategy Portfolio (''Growth Strategy'') and Goldman Sachs Aggressive Growth Strategy Portfolio (''Aggressive Growth Strategy''), collectively, the ''Portfolios'' or, individually, a ''Portfolio.'' All of the Portfolios offer five classes of shares — Class A, Class B, Class C, Institutional and Service Shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Portfolios. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Each Portfolio invests in a combination of Underlying Funds (the ''Underlying Funds'') for which Goldman Sachs Asset Management, L.P. (''GSAM''), a subsidiary of The Goldman Sachs Group, Inc., and Goldman Sachs Asset Management International (''GSAMI''), an affiliate of Goldman, Sachs & Co. (''Goldman Sachs''), act as investment advisers. Investments in the Underlying Funds are valued at the closing net asset value per share of each Underlying Fund on the day of valuation. Because each Portfolio invests primarily in other mutual funds, which fluctuate in value, the Portfolios' shares will correspondingly fluctuate in value. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value.

B. Securities Transactions and Investment Income — Purchases and sales of the Underlying Funds are recorded as of the trade date. Realized gains and losses on sales of the Underlying Funds are calculated on the identified cost basis. Dividend income and capital gains distributions from the Underlying Funds are recorded on the ex-dividend date. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted. Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Portfolios based upon the relative proportion of net assets of each class.

C. Dividend Distributions to Shareholders — Distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions, if any, are declared and paid according to the following schedule:

Portfolio	Income Distribution		Capital Gains Distribution	
	Declared	Paid	Declared	Paid
Balanced Strategy	Quarterly	Quarterly	Annually	Annually
Growth and Income Strategy	Quarterly	Quarterly	Annually	Annually
Growth Strategy	Annually	Annually	Annually	Annually
Aggressive Growth Strategy	Annually	Annually	Annually	Annually

D. Federal Taxes — It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of a Portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Portfolio of the Trust are allocated to the Portfolios based on a straight-line or pro rata basis depending upon the nature of the expense. Expenses included in the accompanying financial statements reflect the expenses of each Portfolio and do not include any expenses associated with the Underlying Funds.

Class A, Class B and Class C Shareholders of the Portfolios bear all expenses and fees relating to their respective Distribution and Service plans. Shareholders of Service Shares bear all expenses and fees paid to service organizations. Each class of shares of the Portfolios separately bears its respective class-specific Transfer Agency fees.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at each Portfolio's custodian or designated subcustodian under triparty repurchase agreements.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed at the end of April, 2003, Goldman Sachs Asset Management, L.P. (''GSAM''), and assumed Goldman Sachs' investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Portfolios. The fees payable under the Agreement, and the personnel who managed the Portfolios, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement, GSAM manages the Portfolios, subject to the general supervision of the Trust's Board of Trustees. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Portfolio's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.35% of the average daily net assets of each Portfolio. For the six months ended June 30, 2003, GSAM has voluntarily agreed to waive a portion of the Management fee equal annually to 0.20% of each Portfolio's average daily net assets. GSAM may discontinue or modify this waiver in the future at its discretion.

GSAM has voluntarily agreed to limit ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.00% (rounded) of the average daily net assets of each Portfolio.

For the six months ended June 30, 2003, the adviser waived and reimbursed certain expenses as follows (in thousands):

Portfolio	Management Fee Waivers	Reimbursement	Total
Balanced Strategy	$ 92	$116	$208
Growth and Income Strategy	226	111	337
Growth Strategy	168	116	284
Aggressive Growth Strategy	85	115	200

3. AGREEMENTS (continued)

Goldman Sachs serves as Distributor of the shares of the Portfolios pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended June 30, 2003, Goldman Sachs advised the Portfolios that it retained approximately the following amounts:

Portfolio	Sales Load Class A	Contingent Deferred Sales Charge	
		Class B	Class C
Balanced Strategy	$19,300	$100	$ —
Growth and Income Strategy	21,000	—	—
Growth Strategy	13,400	200	—
Aggressive Growth Strategy	4,700	400	200

The Trust, on behalf of each Portfolios' Class A, Class B and Class C Shares, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Portfolio for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee from each Portfolio for personal and account maintenance services equal to, on an annual basis, 0.25% of each Portfolio's average daily net assets attributable to Class B and Class C Shares.

The Trust, on behalf of each Portfolio, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers, who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

Goldman Sachs also serves as Transfer Agent to the Portfolios for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of average daily net assets for Class A, Class B and Class C Shares and 0.04% of average daily net assets for Institutional and Service Shares.

At June 30, 2003, the amounts owed to affiliates were as follows (in thousands):

Portfolio	Management Fees	Transfer Agent Fees	Distribution and Service Fees	Total
Balanced Strategy	$12	$12	$ 37	$ 61
Growth and Income Strategy	30	37	124	191
Growth Strategy	22	28	100	150
Aggressive Growth Strategy	12	14	46	72

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS

The cost of purchases and proceeds of sales of the Underlying Funds for the six months ended June 30, 2003, were as follows:

Portfolio	Purchases	Sales
Balanced Strategy	$30,369,229	$21,803,814
Growth and Income Strategy	57,280,661	62,392,368
Growth Strategy	50,623,520	57,100,835
Aggressive Growth Strategy	22,760,431	24,262,296

5. LINE OF CREDIT FACILITY

The Portfolios participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Portfolio must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. This facility also requires a fee to be paid by the Portfolios based on the amount of the commitment, which has not been utilized. During the six months ended June 30, 2003, the Portfolios did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Portfolios, together with other registered investment companies having management agreements with GSAM and GSAMI or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At June 30, 2003, Growth Strategy Portfolio had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $400,000 in principal amount. At June 30, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$ 700,000,000	1.25%	07/01/2003	$ 700,024,305
Barclays Capital PLC	500,000,000	1.20	07/01/2003	500,016,667
Bear Stearns Companies, Inc.	300,000,000	1.25	07/01/2003	300,010,417
Credit Suisse First Boston Corp.	200,000,000	1.25	07/01/2003	200,006,944
Deutsche Bank Securities, Inc.	350,000,000	1.20	07/01/2003	350,011,667
Greenwich Capital Markets	350,000,000	1.25	07/01/2003	350,012,153
J.P. Morgan Chase & Co.	750,000,000	1.20	07/01/2003	750,025,000
Morgan Stanley	500,000,000	1.40	07/01/2003	500,019,444
UBS LLC	850,000,000	1.23	07/01/2003	850,029,042
Westdeutsche Landesbank AG	600,000,000	1.25	07/01/2003	600,020,833
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	**$ 5,100,000,000**			**$ 5,100,176,472**

7. ADDITIONAL TAX INFORMATION

As of the Portfolios' most recent fiscal year end, December 31, 2002, the Portfolios' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
Timing differences (post-October Losses)	$ —	$ (376,056)	$ —	$ —
Capital loss carryforward	(4,060,253)	(23,093,301)	(23,102,217)	(7,894,658)
Capital loss carryforward years of expiration	2009-2010	2009-2010	2009-2010	2009-2010

At June 30, 2003, the Portfolios' aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows (using prior year tax information):

	Balanced Strategy Portfolio	Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
Tax Cost	$103,676,307	$255,076,959	$200,365,986	$106,761,228
Gross unrealized gain	2,914,369	8,739,828	5,164,494	2,129,583
Gross unrealized loss	(5,914,327)	(21,938,119)	(22,502,076)	(15,986,034)
Net unrealized security loss	$ (2,999,958)	$ (13,198,291)	$ (17,337,582)	$ (13,856,451)

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

8. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended June 30, 2003 was as follows:

	Balanced Strategy Portfolio		Growth and Income Strategy Portfolio	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	811,579	$ 7,200,527	1,695,943	$ 14,363,472
Reinvestment of dividends and distributions	32,871	294,605	123,415	1,065,908
Shares repurchased	(387,547)	(3,464,839)	(1,959,151)	(16,512,717)
	456,903	4,030,293	(139,793)	(1,083,337)
Class B Shares				
Shares sold	272,852	2,418,256	417,312	3,532,837
Reinvestment of dividends and distributions	15,841	141,529	45,693	393,188
Shares repurchased	(280,200)	(2,502,151)	(915,526)	(7,714,883)
	8,493	57,634	(452,521)	(3,788,858)
Class C Shares				
Shares sold	298,556	2,635,919	834,297	7,037,813
Reinvestment of dividends and distributions	10,889	97,603	39,019	335,950
Shares repurchased	(216,327)	(1,926,023)	(835,052)	(7,032,148)
	93,118	807,499	38,264	341,615
Institutional Shares				
Shares sold	429,411	3,880,692	11,497	97,950
Reinvestment of dividends and distributions	45,217	404,886	7,859	67,854
Shares repurchased	(214,044)	(1,894,453)	(37,711)	(316,251)
	260,584	2,391,125	(18,355)	(150,447)
Service Shares				
Shares sold	9,058	80,737	17,107	141,635
Reinvestment of dividends and distributions	1,435	12,849	1,128	9,703
Shares repurchased	(9,647)	(85,646)	(14,532)	(122,298)
	846	7,940	3,703	29,040
NET INCREASE (DECREASE)	819,944	$ 7,294,491	(568,702)	$ (4,651,987)

	Growth Strategy Portfolio			Aggressive Growth Strategy Portfolio	
	Shares	Dollars		Shares	Dollars
	2,022,238	$ 16,234,272		916,900	$ 7,101,807
	—	—		—	—
	(2,355,236)	(18,754,947)		(933,990)	(7,191,174)
	(332,998)	(2,520,675)		(17,090)	(89,367)
	300,788	2,420,213		103,068	794,792
	—	—		—	—
	(738,537)	(5,870,396)		(340,352)	(2,559,042)
	(437,749)	(3,450,183)		(237,284)	(1,764,250)
	679,281	5,454,114		470,804	3,573,235
	—	—		—	—
	(777,419)	(6,117,804)		(341,360)	(2,602,544)
	(98,138)	(663,690)		129,444	970,691
	18,074	149,825		6,738	54,770
	—	—		—	—
	(81,554)	(646,877)		(41,563)	(322,322)
	(63,480)	(497,052)		(34,825)	(267,552)
	23,740	182,067		640	4,968
	—	—		—	—
	(3,740)	(28,541)		(272)	(2,066)
	20,000	153,526		368	2,902
	(912,365)	$ (6,978,074)		(159,387)	$ (1,147,576)

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

8. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended December 31, 2002 was as follows:

	Balanced Strategy Portfolio		Growth and Income Strategy Portfolio	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	1,065,393	$ 9,826,664	4,359,079	$ 38,894,579
Reinvestment of dividends and distributions	70,957	643,299	279,990	2,434,476
Shares repurchased	(1,755,903)	(16,247,949)	(5,210,254)	(46,299,354)
	(619,553)	(5,777,986)	(571,185)	(4,970,299)
Class B Shares				
Shares sold	691,560	6,299,819	539,619	4,853,023
Reinvestment of dividends and distributions	38,458	348,193	116,396	1,010,894
Shares repurchased	(796,974)	(7,237,068)	(2,313,418)	(20,481,359)
	(66,956)	(589,056)	(1,657,403)	(14,617,442)
Class C Shares				
Shares sold	372,739	3,410,634	1,273,192	11,288,848
Reinvestment of dividends and distributions	25,601	232,288	88,019	762,210
Shares repurchased	(645,418)	(5,921,203)	(1,777,896)	(15,754,475)
	(247,078)	(2,278,281)	(416,685)	(3,703,417)
Institutional Shares				
Shares sold	2,747,830	25,623,159	525,617	4,657,248
Reinvestment of dividends and distributions	85,973	773,696	14,236	122,876
Shares repurchased	(557,226)	(5,036,724)	(1,816,939)	(17,081,413)
	2,276,577	21,360,131	(1,277,086)	(12,301,289)
Service Shares				
Shares sold	82,423	730,632	43,168	365,595
Reinvestment of dividends and distributions	2,529	22,667	2,397	20,797
Shares repurchased	(6,292)	(57,116)	(55,379)	(481,747)
	78,660	696,183	(9,814)	(95,355)
NET INCREASE (DECREASE)	1,421,650	$ 13,410,991	(3,932,173)	$(35,687,802)

Growth Strategy Portfolio			Aggressive Growth Strategy Portfolio	
Shares	Dollars		Shares	Dollars
2,195,522	$ 18,657,679		1,669,688	$ 14,076,234
120,186	944,662		—	—
(3,245,670)	(27,789,321)		(1,848,151)	(16,219,944)
(929,962)	(8,186,980)		(178,463)	(2,143,710)
365,414	3,202,195		300,864	2,493,886
39,132	307,964		—	—
(2,081,877)	(18,022,579)		(796,529)	(6,617,186)
(1,677,331)	(14,512,420)		(495,665)	(4,123,300)
1,212,985	10,460,050		797,561	6,670,413
32,689	257,260		—	—
(1,825,189)	(15,833,487)		(856,639)	(7,316,116)
(579,515)	(5,116,177)		(59,078)	(645,703)
156,429	1,315,492		60,028	520,817
8,482	66,587		—	—
(506,910)	(4,386,750)		(331,999)	(2,733,812)
(341,999)	(3,004,671)		(271,971)	(2,212,995)
29,208	251,824		1,463	12,186
1,499	11,740		—	—
(25,576)	(217,456)		(1,715)	(14,547)
5,131	46,108		(252)	(2,361)
(3,523,676)	$(30,774,140)		(1,005,429)	$ (9,128,069)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value at beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED JUNE 30, (Unaudited)								
2003 - Class A Shares	$ 8.83	$0.10[d]	$ 0.37	$ 0.47	$(0.10)	$ —	$ —	$(0.10)
2003 - Class B Shares	8.83	0.07[d]	0.37	0.44	(0.07)	—	—	(0.07)
2003 - Class C Shares	8.84	0.07[d]	0.37	0.44	(0.07)	—	—	(0.07)
2003 - Institutional Shares	8.83	0.12[d]	0.37	0.49	(0.12)	—	—	(0.12)
2003 - Service Shares	8.84	0.10[d]	0.37	0.47	(0.10)	—	—	(0.10)
FOR THE YEARS ENDED DECEMBER 31,								
2002 - Class A Shares	9.43	0.25[d]	(0.60)	(0.35)	(0.25)	—	—	(0.25)
2002 - Class B Shares	9.43	0.18[d]	(0.60)	(0.42)	(0.18)	—	—	(0.18)
2002 - Class C Shares	9.44	0.18[d]	(0.60)	(0.42)	(0.18)	—	—	(0.18)
2002 - Institutional Shares	9.43	0.29[d]	(0.60)	(0.31)	(0.29)	—	—	(0.29)
2002 - Service Shares	9.44	0.25[d]	(0.61)	(0.36)	(0.24)	—	—	(0.24)
2001 - Class A Shares	10.16	0.30[d]	(0.58)	(0.28)	(0.31)	—	(0.14)	(0.45)
2001 - Class B Shares	10.16	0.23[d]	(0.59)	(0.36)	(0.23)	—	(0.14)	(0.37)
2001 - Class C Shares	10.17	0.23[d]	(0.59)	(0.36)	(0.23)	—	(0.14)	(0.37)
2001 - Institutional Shares	10.16	0.36[d]	(0.60)	(0.24)	(0.35)	—	(0.14)	(0.49)
2001 - Service Shares	10.17	0.29[d]	(0.58)	(0.29)	(0.30)	—	(0.14)	(0.44)
2000 - Class A Shares	10.99	0.48[d]	(0.54)	(0.06)	(0.50)	(0.01)	(0.26)	(0.77)
2000 - Class B Shares	10.98	0.39[d]	(0.53)	(0.14)	(0.41)	(0.01)	(0.26)	(0.68)
2000 - Class C Shares	10.99	0.39[d]	(0.53)	(0.14)	(0.41)	(0.01)	(0.26)	(0.68)
2000 - Institutional Shares	10.99	0.53[d]	(0.55)	(0.02)	(0.54)	(0.01)	(0.26)	(0.81)
2000 - Service Shares	10.99	0.61[d]	(0.68)	(0.07)	(0.48)	(0.01)	(0.26)	(0.75)
1999 - Class A Shares	10.31	0.34	0.73	1.07	(0.34)	(0.05)	—	(0.39)
1999 - Class B Shares	10.31	0.26	0.72	0.98	(0.26)	(0.05)	—	(0.31)
1999 - Class C Shares	10.32	0.27	0.71	0.98	(0.27)	(0.04)	—	(0.31)
1999 - Institutional Shares	10.32	0.37	0.74	1.11	(0.37)	(0.07)	—	(0.44)
1999 - Service Shares	10.31	0.33	0.73	1.06	(0.33)	(0.05)	—	(0.38)
FOR THE PERIOD ENDED DECEMBER 31,[c]								
1998 - Class A Shares	10.00	0.25	0.38	0.63	(0.25)	(0.03)	(0.04)	(0.32)
1998 - Class B Shares	10.00	0.19	0.38	0.57	(0.19)	(0.03)	(0.04)	(0.26)
1998 - Class C Shares	10.00	0.19	0.39	0.58	(0.19)	(0.03)	(0.04)	(0.26)
1998 - Institutional Shares	10.00	0.30	0.39	0.69	(0.30)	(0.03)	(0.04)	(0.37)
1998 - Service Shares	10.00	0.25	0.37	0.62	(0.25)	(0.02)	(0.04)	(0.31)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total returns would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) Annualized.

(c) Class A, Class B, Class C, Institutional and Service Share activity commenced on January 2, 1998.

(d) Calculated based on the average shares outstanding methodology.

(e) Expense ratios exclude expenses of the Underlying Funds.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[e]	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets[e]	Ratio of net investment income to average net assets	
$ 9.20	5.40%	$29,263	0.60%[b]	2.29%[b]	1.05%[b]	1.84%[b]	24%
9.20	4.90	22,519	1.35[b]	1.53[b]	1.80[b]	1.08[b]	24
9.21	5.03	14,533	1.35[b]	1.53[b]	1.80[b]	1.08[b]	24
9.20	5.48	32,378	0.20[b]	2.69[b]	0.65[b]	2.24[b]	24
9.21	5.33	1,607	0.70[b]	2.18[b]	1.15[b]	1.73[b]	24
8.83	(3.76)	24,057	0.60	2.72	1.10	2.22	40
8.83	(4.48)	21,543	1.35	1.98	1.85	1.48	40
8.84	(4.50)	13,129	1.35	1.97	1.85	1.47	40
8.83	(3.35)	28,778	0.20	3.19	0.70	2.69	40
8.84	(3.84)	1,535	0.70	2.77	1.20	2.27	40
9.43	(2.62)	31,539	0.59	3.09	1.05	2.63	51
9.43	(3.37)	23,643	1.34	2.34	1.80	1.88	51
9.44	(3.38)	16,354	1.34	2.34	1.80	1.88	51
9.43	(2.21)	9,278	0.19	3.74	0.65	3.28	51
9.44	(3.28)	897	0.69	2.99	1.15	2.53	51
10.16	(0.66)	34,056	0.59	4.45	1.09	3.95	23
10.16	(1.33)	27,326	1.34	3.60	1.84	3.10	23
10.17	(1.31)	19,567	1.34	3.59	1.84	3.09	23
10.16	(0.25)	1,924	0.19	4.94	0.69	4.44	23
10.17	(0.11)	805	0.69	5.70	1.19	5.20	23
10.99	10.58	39,774	0.59	3.17	1.05	2.71	51
10.98	9.66	32,932	1.34	2.42	1.80	1.96	51
10.99	9.63	23,354	1.34	2.40	1.80	1.94	51
10.99	10.92	1,753	0.19	3.93	0.65	3.47	51
10.99	10.47	419	0.69	3.04	1.15	2.58	51
10.31	6.38	40,237	0.60[b]	3.03[b]	1.46[b]	2.17[b]	51
10.31	5.75	33,763	1.30[b]	2.38[b]	2.08[b]	1.60[b]	51
10.32	5.83	24,195	1.30[b]	2.34[b]	2.08[b]	1.56[b]	51
10.32	6.99	205	0.24[b]	3.55[b]	1.02[b]	2.77[b]	51
10.31	6.30	456	0.74[b]	2.90[b]	1.52[b]	2.12[b]	51

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value at beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED JUNE 30, (Unaudited)								
2003 - Class A Shares	$ 8.39	$0.09[d]	$ 0.63	$ 0.72	$(0.09)	$ —	$ —	$(0.09)
2003 - Class B Shares	8.38	0.05[d]	0.64	0.69	(0.06)	—	—	(0.06)
2003 - Class C Shares	8.37	0.05[d]	0.64	0.69	(0.06)	—	—	(0.06)
2003 - Institutional Shares	8.40	0.10[d]	0.65	0.75	(0.11)	—	—	(0.11)
2003 - Service Shares	8.37	0.08[d]	0.64	0.72	(0.09)	—	—	(0.09)
FOR THE YEARS ENDED DECEMBER 31,								
2002 - Class A Shares	9.38	0.19[d]	(0.98)	(0.79)	(0.20)	—	—	(0.20)
2002 - Class B Shares	9.36	0.12[d]	(0.96)	(0.84)	(0.14)	—	—	(0.14)
2002 - Class C Shares	9.36	0.12[d]	(0.97)	(0.85)	(0.14)	—	—	(0.14)
2002 - Institutional Shares	9.39	0.21[d]	(0.96)	(0.75)	(0.24)	—	—	(0.24)
2002 - Service Shares	9.36	0.18[d]	(0.98)	(0.80)	(0.19)	—	—	(0.19)
2001 - Class A Shares	10.64	0.21[d]	(0.98)	(0.77)	(0.22)	—	(0.27)	(0.49)
2001 - Class B Shares	10.62	0.14[d]	(0.99)	(0.85)	(0.14)	—	(0.27)	(0.41)
2001 - Class C Shares	10.61	0.14[d]	(0.98)	(0.84)	(0.14)	—	(0.27)	(0.41)
2001 - Institutional Shares	10.66	0.25[d]	(0.99)	(0.74)	(0.26)	—	(0.27)	(0.53)
2001 - Service Shares	10.62	0.20[d]	(0.98)	(0.78)	(0.21)	—	(0.27)	(0.48)
2000 - Class A Shares	11.71	0.38[d]	(0.92)	(0.54)	(0.41)	(0.05)	(0.07)	(0.53)
2000 - Class B Shares	11.69	0.29[d]	(0.92)	(0.63)	(0.33)	(0.04)	(0.07)	(0.44)
2000 - Class C Shares	11.69	0.29[d]	(0.93)	(0.64)	(0.33)	(0.04)	(0.07)	(0.44)
2000 - Institutional Shares	11.71	0.44[d]	(0.91)	(0.47)	(0.45)	(0.06)	(0.07)	(0.58)
2000 - Service Shares	11.69	0.37[d]	(0.92)	(0.55)	(0.40)	(0.05)	(0.07)	(0.52)
1999 - Class A Shares	10.38	0.22	1.40	1.62	(0.22)	(0.06)	(0.01)	(0.29)
1999 - Class B Shares	10.36	0.14	1.40	1.54	(0.14)	(0.06)	(0.01)	(0.21)
1999 - Class C Shares	10.36	0.14	1.40	1.54	(0.14)	(0.06)	(0.01)	(0.21)
1999 - Institutional Shares	10.39	0.27	1.39	1.66	(0.27)	(0.06)	(0.01)	(0.34)
1999 - Service Shares	10.37	0.20	1.40	1.60	(0.20)	(0.07)	(0.01)	(0.28)
FOR THE PERIOD ENDED DECEMBER 31,[C]								
1998 - Class A Shares	10.00	0.18	0.47	0.65	(0.18)	(0.04)	(0.05)	(0.27)
1998 - Class B Shares	10.00	0.12	0.46	0.58	(0.12)	(0.05)	(0.05)	(0.22)
1998 - Class C Shares	10.00	0.12	0.46	0.58	(0.12)	(0.05)	(0.05)	(0.22)
1998 - Institutional Shares	10.00	0.20	0.49	0.69	(0.20)	(0.05)	(0.05)	(0.30)
1998 - Service Shares	10.00	0.16	0.48	0.64	(0.16)	(0.06)	(0.05)	(0.27)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.
(b) Annualized.
(c) Class A, Class B, Class C, Institutional and Service Share activity commenced on January 2, 1998.
(d) Calculated based on the average shares outstanding methodology.
(e) Expense ratios exclude expenses of the Underlying Funds.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[e]	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets[e]	Ratio of net investment income to average net assets	
$ 9.02	8.65%	$112,502	0.60%[b]	2.05%[b]	0.90%[b]	1.75%[b]	25%
9.01	8.14	66,736	1.35[b]	1.29[b]	1.65[b]	0.99[b]	25
9.00	8.29	54,863	1.35[b]	1.30[b]	1.65[b]	1.00[b]	25
9.04	8.85	5,722	0.20[b]	2.44[b]	0.50[b]	2.14[b]	25
9.00	8.62	1,740	0.70[b]	1.95[b]	1.00[b]	1.65[b]	25
8.39	(8.44)	105,812	0.60	2.15	0.90	1.85	31
8.38	(9.07)	65,864	1.35	1.35	1.65	1.05	31
8.37	(9.16)	50,722	1.35	1.40	1.65	1.10	31
8.40	(8.08)	5,476	0.20	2.36	0.50	2.06	31
8.37	(8.56)	1,587	0.70	2.08	1.00	1.78	31
9.38	(7.27)	123,586	0.59	2.11	0.85	1.85	42
9.36	(8.01)	89,089	1.34	1.36	1.60	1.10	42
9.36	(7.92)	60,569	1.34	1.36	1.60	1.10	42
9.39	(6.95)	18,107	0.19	2.52	0.45	2.26	42
9.36	(7.35)	1,866	0.69	2.05	0.95	1.79	42
10.64	(4.54)	158,430	0.59	3.35	0.87	3.07	20
10.62	(5.28)	116,542	1.34	2.57	1.62	2.29	20
10.61	(5.36)	78,144	1.34	2.57	1.62	2.29	20
10.66	(3.99)	18,763	0.19	3.87	0.47	3.59	20
10.62	(4.63)	1,570	0.69	3.26	0.97	2.98	20
11.71	15.79	195,153	0.59	2.00	0.85	1.74	49
11.69	14.95	143,686	1.34	1.24	1.60	0.98	49
11.69	14.94	95,523	1.34	1.23	1.60	0.97	49
11.71	16.14	29,200	0.19	2.53	0.45	2.27	49
11.69	15.60	1,856	0.69	1.91	0.95	1.65	49
10.38	6.55	181,441	0.60[b]	2.37[b]	1.05[b]	1.92[b]	42
10.36	5.82	138,914	1.30[b]	1.72[b]	1.68[b]	1.34[b]	42
10.36	5.80	100,711	1.30[b]	1.68[b]	1.68[b]	1.30[b]	42
10.39	6.96	9,030	0.23[b]	2.97[b]	0.61[b]	2.59[b]	42
10.37	6.43	1,354	0.73[b]	2.28[b]	1.11[b]	1.90[b]	42

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value at beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED JUNE 30, (Unaudited)								
2003 - Class A Shares	$ 7.91	$0.04[d]	$ 0.75	$ 0.79	$ —	$ —	$ —	$ —
2003 - Class B Shares	7.93	0.01[d]	0.74	0.75	—	—	—	—
2003 - Class C Shares	7.92	0.01[d]	0.74	0.75	—	—	—	—
2003 - Institutional Shares	7.91	0.06[d]	0.74	0.80	—	—	—	—
2003 - Service Shares	7.88	0.04[d]	0.74	0.78	—	—	—	—
FOR THE YEARS ENDED DECEMBER 31,								
2002 - Class A Shares	9.30	0.11[d]	(1.38)	(1.27)	(0.12)	—	—	(0.12)
2002 - Class B Shares	9.29	0.04[d]	(1.35)	(1.31)	(0.05)	—	—	(0.05)
2002 - Class C Shares	9.30	0.04[d]	(1.37)	(1.33)	(0.05)	—	—	(0.05)
2002 - Institutional Shares	9.30	0.13[d]	(1.36)	(1.23)	(0.16)	—	—	(0.16)
2002 - Service Shares	9.27	0.10[d]	(1.37)	(1.27)	(0.12)	—	—	(0.12)
2001 - Class A Shares	10.88	0.11[d]	(1.32)	(1.21)	(0.13)	—	(0.24)	(0.37)
2001 - Class B Shares	10.86	0.03[d]	(1.31)	(1.28)	(0.05)	—	(0.24)	(0.29)
2001 - Class C Shares	10.87	0.03[d]	(1.31)	(1.28)	(0.05)	—	(0.24)	(0.29)
2001 - Institutional Shares	10.87	0.16[d]	(1.32)	(1.16)	(0.17)	—	(0.24)	(0.41)
2001 - Service Shares	10.86	0.10[d]	(1.33)	(1.23)	(0.12)	—	(0.24)	(0.36)
2000 - Class A Shares	12.24	0.22[d]	(1.28)	(1.06)	(0.22)	(0.08)	—	(0.30)
2000 - Class B Shares	12.21	0.13[d]	(1.27)	(1.14)	(0.15)	(0.06)	—	(0.21)
2000 - Class C Shares	12.22	0.13[d]	(1.27)	(1.14)	(0.15)	(0.06)	—	(0.21)
2000 - Institutional Shares	12.23	0.25[d]	(1.26)	(1.01)	(0.25)	(0.10)	—	(0.35)
2000 - Service Shares	12.22	0.23[d]	(1.29)	(1.06)	(0.22)	(0.08)	—	(0.30)
1999 - Class A Shares	10.29	0.11	2.03	2.14	(0.11)	(0.08)	—	(0.19)
1999 - Class B Shares	10.28	0.02	2.02	2.04	(0.02)	(0.09)	—	(0.11)
1999 - Class C Shares	10.28	0.02	2.03	2.05	(0.02)	(0.09)	—	(0.11)
1999 - Institutional Shares	10.29	0.13	2.05	2.18	(0.13)	(0.11)	—	(0.24)
1999 - Service Shares	10.29	0.09	2.03	2.12	(0.09)	(0.10)	—	(0.19)
FOR THE PERIOD ENDED DECEMBER 31,[c]								
1998 - Class A Shares	10.00	0.10	0.36	0.46	(0.10)	(0.02)	(0.05)	(0.17)
1998 - Class B Shares	10.00	0.05	0.35	0.40	(0.05)	(0.02)	(0.05)	(0.12)
1998 - Class C Shares	10.00	0.05	0.35	0.40	(0.05)	(0.02)	(0.05)	(0.12)
1998 - Institutional Shares	10.00	0.12	0.37	0.49	(0.12)	(0.03)	(0.05)	(0.20)
1998 - Service Shares	10.00	0.09	0.35	0.44	(0.09)	(0.01)	(0.05)	(0.15)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) Annualized.

(c) Class A, Class B, Class C, Institutional and Service Share activity commenced on January 2, 1998.

(d) Calculated based on the average shares outstanding methodology.

(e) Expense ratios exclude expenses of the Underlying Funds.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[e]	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets[e]	Ratio of net investment income (loss) to average net assets	
$ 8.70	9.86%	$76,313	0.60%[b]	1.08%[b]	0.94%[b]	0.74%[b]	30%
8.68	9.33	57,832	1.35[b]	0.32[b]	1.69[b]	(0.02)[b]	30
8.67	9.34	43,579	1.35[b]	0.32[b]	1.69[b]	(0.02)[b]	30
8.71	9.99	3,330	0.20[b]	1.47[b]	0.54[b]	1.13[b]	30
8.66	9.77	1,096	0.70[b]	1.00[b]	1.04[b]	0.66[b]	30
7.91	(13.64)	72,060	0.60	1.25	0.93	0.92	23
7.93	(14.13)	56,279	1.35	0.47	1.68	0.14	23
7.92	(14.26)	40,571	1.35	0.49	1.68	0.16	23
7.91	(13.25)	3,525	0.20	1.52	0.53	1.19	23
7.88	(13.70)	840	0.70	1.20	1.03	0.87	23
9.30	(11.03)	93,313	0.59	1.09	0.88	0.80	40
9.29	(11.72)	81,563	1.34	0.34	1.63	0.05	40
9.30	(11.69)	53,001	1.34	0.34	1.63	0.05	40
9.30	(10.55)	7,324	0.19	1.65	0.48	1.36	40
9.27	(11.16)	940	0.69	1.01	0.98	0.72	40
10.88	(8.68)	117,857	0.59	1.83	0.89	1.53	23
10.86	(9.39)	106,080	1.34	1.08	1.64	0.78	23
10.87	(9.36)	65,681	1.34	1.11	1.64	0.81	23
10.87	(8.28)	4,234	0.19	2.10	0.49	1.80	23
10.86	(8.67)	692	0.69	1.95	0.99	1.65	23
12.24	20.85	130,322	0.59	0.90	0.87	0.62	50
12.21	19.87	121,937	1.34	0.17	1.62	(0.11)	50
12.22	19.96	70,127	1.34	0.16	1.62	(0.12)	50
12.23	21.24	5,891	0.19	1.40	0.47	1.12	50
12.22	20.62	735	0.69	0.87	0.97	0.59	50
10.29	4.62	128,832	0.60[b]	1.50[b]	1.15[b]	0.95[b]	38
10.28	3.98	109,246	1.30[b]	0.83[b]	1.78[b]	0.35[b]	38
10.28	3.96	63,925	1.30[b]	0.79[b]	1.78[b]	0.31[b]	38
10.29	4.92	2,205	0.23[b]	2.88[b]	0.71[b]	2.40[b]	38
10.29	4.45	378	0.73[b]	1.63[b]	1.21[b]	1.15[b]	38

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value at beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED JUNE 30, (Unaudited)								
2003 - Class A Shares	$ 7.72	$ —[(d)(f)]	$ 0.83	$ 0.83	$ —	$ —	$ —	$ —
2003 - Class B Shares	7.59	(0.03)[(d)]	0.83	0.80	—	—	—	—
2003 - Class C Shares	7.59	(0.03)[(d)]	0.82	0.79	—	—	—	—
2003 - Institutional Shares	7.77	0.01[(d)]	0.85	0.86	—	—	—	—
2003 - Service Shares	7.68	—[(d)(f)]	0.83	0.83	—	—	—	—
FOR THE YEARS ENDED DECEMBER 31,								
2002 - Class A Shares	9.25	0.02[(d)]	(1.55)	(1.53)	—	—	—	—
2002 - Class B Shares	9.17	(0.05)[(d)]	(1.53)	(1.58)	—	—	—	—
2002 - Class C Shares	9.16	(0.05)[(d)]	(1.52)	(1.57)	—	—	—	—
2002 - Institutional Shares	9.27	0.04[(d)]	(1.54)	(1.50)	—	—	—	—
2002 - Service Shares	9.21	0.01[(d)]	(1.54)	(1.53)	—	—	—	—
2001 - Class A Shares	10.71	(0.01)[(d)]	(1.45)	(1.46)	—	—	—	—
2001 - Class B Shares	10.70	(0.08)[(d)]	(1.45)	(1.53)	—	—	—	—
2001 - Class C Shares	10.69	(0.08)[(d)]	(1.45)	(1.53)	—	—	—	—
2001 - Institutional Shares	10.70	0.02[(d)]	(1.45)	(1.43)	—	—	—	—
2001 - Service Shares	10.68	(0.02)[(d)]	(1.45)	(1.47)	—	—	—	—
2000 - Class A Shares	12.61	0.03[(d)]	(1.49)	(1.46)	—	(0.15)	(0.29)	(0.44)
2000 - Class B Shares	12.57	(0.06)[(d)]	(1.47)	(1.53)	—	(0.05)	(0.29)	(0.34)
2000 - Class C Shares	12.57	(0.05)[(d)]	(1.47)	(1.52)	—	(0.07)	(0.29)	(0.36)
2000 - Institutional Shares	12.60	0.10[(d)]	(1.51)	(1.41)	—	(0.20)	(0.29)	(0.49)
2000 - Service Shares	12.59	0.04[(d)]	(1.51)	(1.47)	—	(0.15)	(0.29)	(0.44)
1999 - Class A Shares	10.16	0.02	2.56	2.58	(0.02)	(0.11)	—	(0.13)
1999 - Class B Shares	10.14	(0.07)	2.54	2.47	—	(0.04)	—	(0.04)
1999 - Class C Shares	10.15	(0.06)	2.53	2.47	—	(0.05)	—	(0.05)
1999 - Institutional Shares	10.16	0.06	2.55	2.61	(0.06)	(0.11)	—	(0.17)
1999 - Service Shares	10.15	—	2.55	2.55	—	(0.11)	—	(0.11)
FOR THE PERIOD ENDED DECEMBER 31,[(c)]								
1998 - Class A Shares	10.00	0.05	0.20	0.25	(0.05)	—	(0.04)	(0.09)
1998 - Class B Shares	10.00	0.01	0.18	0.19	(0.01)	—	(0.04)	(0.05)
1998 - Class C Shares	10.00	0.01	0.19	0.20	(0.01)	—	(0.04)	(0.05)
1998 - Institutional Shares	10.00	0.07	0.20	0.27	(0.07)	—	(0.04)	(0.11)
1998 - Service Shares	10.00	0.04	0.21	0.25	(0.04)	(0.02)	(0.04)	(0.10)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.

(b) Annualized.

(c) Class A, Class B, Class C, Institutional and Service Share activity commenced on January 2, 1998.

(d) Calculated based on the average shares outstanding methodology.

(e) Expense ratios exclude expenses of the Underlying Funds.

(f) Amount is less than $.005 per share

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[e]	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets[e]	Ratio of net investment income (loss) to average net assets	
$ 8.55	10.75%	$43,326	0.60%[b]	(0.01)%[b]	1.07%[b]	(0.48)%[b]	27%
8.39	10.41	21,315	1.35 [b]	(0.77)[b]	1.82 [b]	(1.24)[b]	27
8.38	10.28	23,987	1.35 [b]	(0.75)[b]	1.82 [b]	(1.22)[b]	27
8.63	10.94	4,099	0.20 [b]	0.38 [b]	0.67 [b]	(0.09)[b]	27
8.51	10.81	142	0.70 [b]	(0.11)[b]	1.17 [b]	(0.58)[b]	27
7.72	(16.54)	39,214	0.60	0.22	1.06	(0.24)	27
7.59	(17.23)	21,105	1.35	(0.58)	1.81	(1.04)	27
7.59	(17.14)	20,740	1.35	(0.54)	1.81	(1.00)	27
7.77	(16.18)	3,961	0.20	0.48	0.66	0.02	27
7.68	(16.61)	125	0.70	0.11	1.16	(0.35)	27
9.25	(13.63)	48,639	0.59	(0.11)	0.97	(0.49)	43
9.17	(14.30)	30,013	1.34	(0.87)	1.72	(1.25)	43
9.16	(14.31)	25,571	1.34	(0.86)	1.72	(1.24)	43
9.27	(13.36)	7,248	0.19	0.25	0.57	(0.13)	43
9.21	(13.76)	153	0.69	(0.20)	1.07	(0.58)	43
10.71	(11.47)	53,480	0.59	0.28	0.99	(0.12)	19
10.70	(12.07)	39,885	1.34	(0.49)	1.74	(0.89)	19
10.69	(12.00)	32,695	1.34	(0.42)	1.74	(0.82)	19
10.70	(11.07)	6,011	0.19	0.84	0.59	0.44	19
10.68	(11.55)	146	0.69	0.30	1.09	(0.10)	19
12.61	25.39	58,387	0.59	0.12	1.00	(0.29)	47
12.57	24.41	47,462	1.34	(0.63)	1.75	(1.04)	47
12.57	24.35	28,573	1.34	(0.61)	1.75	(1.02)	47
12.60	25.74	3,570	0.19	0.66	0.60	0.25	47
12.59	25.17	137	0.69	0.00	1.10	(0.41)	47
10.16	2.57	47,135	0.60 [b]	0.91 [b]	1.42 [b]	0.09 [b]	26
10.14	1.93	41,204	1.30 [b]	0.14 [b]	2.05 [b]	(0.61)[b]	26
10.15	2.04	21,726	1.30 [b]	0.16 [b]	2.05 [b]	(0.59)[b]	26
10.16	2.80	124	0.24 [b]	8.17 [b]	0.99 [b]	7.42 [b]	26
10.15	2.54	121	0.74 [b]	0.76 [b]	1.49 [b]	0.01 [b]	26

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Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE^{SM} International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE^{SM} Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund^{SM}
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE^{SM} Large Cap Growth Fund
- CORE^{SM} Large Cap Value Fund
- CORE^{SM} U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund^{SM}
- CORE^{SM} Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

Visit our internet address: www.gs.com/funds

The reports concerning the Portfolios included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Portfolios in the future. These statements are based on Portfolio management's predictions and expectations concerning certain future events and their expected impact on the Portfolios, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Portfolios. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

The Goldman Sachs Balanced Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of U.S. government securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock and real estate investments.

The Goldman Sachs Growth and Income Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments, including the possibility that small cap stocks will be more difficult to sell during down markets.

The Goldman Sachs Growth Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular, some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments, including the possibility that small cap stocks will be more difficult to sell during down markets.

The Goldman Sachs Aggressive Growth Strategy Portfolio invests primarily in other Goldman Sachs Fixed Income, Equity and Money Market Funds and is subject to the risks associated with investments in such funds. In particular some of the primary risk factors of this Portfolio include the price fluctuations of fixed income securities in response to changes in interest rates; the risk that emerging markets securities may be difficult to sell in down markets and their volatility; the political risks and currency fluctuations of non-U.S. securities; the default risks of high yield bonds; and the volatility of stock investments including the possibility that small-cap stocks will be more difficult to sell during down markets.

CORE℠ is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co. is the distributor of the Funds.

ITEM 2.   CODE OF ETHICS.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

        Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

        Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

        (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

        (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

        (a)   Not applicable to semi-annual reports for the period ended June 30, 2003.

        (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        Attached here to

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
     _____

     Kaysie P. Uniacke
     President/Principal Executive Officer of
     Goldman Sachs Trust

Date: August 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
     _____

     Kaysie P. Uniacke
     President/Principal Executive Officer of
     Goldman Sachs Trust

Date: August 14, 2003

By: /s/ John M. Perlowski
     _____

     John M. Perlowski
     Treasurer/Principal Financial Officer of
     Goldman Sachs Trust

Date: August 14, 2003